Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS PUBLISHES RESULTS OF STUDIES EXAMINING THE MECHANISM BY WHICH VIRULIZIN(R) ACTS AS AN ANTITUMOR AGENT

-Role of natural killer cells examined-

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, September 23, 2004 – Scientists at Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, have published the results of experimental studies with Virulizin(R), the company’s lead anticancer drug. The results currently appear online in an article entitled, “NK cell activation and tumor infiltration are involved in the antitumor mechanism of Virulizin(R) ” in the electronic publication of Cancer Immunology, Immunotherapy, and will subsequently appear in the printed version of the journal later this month.

Previous preclinical studies demonstrated the antitumor efficacy of Virulizin(R) in human tumor models in mice and a critical role for specialized immune cells called macrophages in the antitumor mechanism of action.  The current study, performed in collaboration with the Calcium Research Laboratory, Department of Medicine, McGill University, examined whether another subset of immune cells called natural killer cells (NK) are also involved in Virulizin(R) antitumor activity.

Examination of tumor tissues at the cellular level demonstrated that human tumors implanted into mice subsequently treated with Virulizin(R) had an increased number of macrophages and NK cells infiltrated directly into the tumor.  The increase in NK cell infiltration occurred at an early stage of Virulizin(R) treatment and correlated with an early sign of increased tumor cell killing.  Also observed was increased numbers of NK cells in the spleen, the tissue of origin for mature NK cells, and these NK cells isolated from spleen also exhibited increased capacity to kill tumor cells in vitro.

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In NK deficient mice, the antitumor activity of Virulizin(R) was compromised, providing additional support to the proposal that NK cells are necessary for Virulizin(R) activity.  Depletion of macrophages resulted in a loss of VirulizinÒ-induced NK cell infiltration into tumors, indicating that macrophages stimulate NK cell infiltration into tumors.  These results strongly support a mechanism in which Virulizin(R) stimulates immune cells in a coordinated manner, such that they migrate to the tumor and destroy tumor cells.

“In recent years, the scientists at Lorus have produced a number of publications that provide consistent evidence for how Virulizin(R) acts as an antitumor agent.  This latest publication adds a critical component to the cellular mechanism of action and sets the groundwork for ongoing molecular studies,” said Dr. Jim Wright, chief executive officer of Lorus.  “From a drug development perspective, a solid publication record in respected peer-reviewed scientific journals is an important element in gaining approval for Virulizin(R) from the US FDA.”

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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